UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM T-3

                   FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                         UNDER THE TRUST INDENTURE ACT OF 1939

                              VISKASE COMPANIES, INC.
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                                (Name of applicant)

        625 Willowbrook Centre Parkway, Willowbrook, Illinois  60527
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                     (Address of principal executive offices)

            Securities to be Issued Under the Indentures to be Qualified

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   Title of Class                                           Amount
8% Senior Subordinated Secured Notes                        $60,000,000
Due 2008

Approximate date of proposed public offering:  As promptly as practicable after the date hereof.

Name and address of agent for service:  Kimberly K. Duttlinger
                                Vice President, Secretary and General Counsel 625 Willowbrook Centre Parkway
                                Willowbrook, Illionois  60527



                                With copies to:

                                Mark Weissler, Esq.
                                Milbank, Tweed, Hadley & McCloy
                                1 Chase Manhattan Plaza
                                New York, New York  10005

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     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939 (the "Act"), may determine upon the written request of the obligor.

                              ---------------------

                                      GENERAL

1. General Information. Furnish the following information as to the applicant:

    (a) Form of organization:  Corporation
    (b) State or other sovereign power under the laws of which organized:
        Delaware


2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

    As of July 15, 2002, Viskase Companies, Inc. (the "Applicant") has (i) $163,060,000 principal amount of 10.25% Senior Notes due 2001, of the Applicant ("Old Notes") and (ii) 25,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock") authorized and none issued and outstanding.

    Pursuant to a Restructuring Agreement, dated July 15, 2002 (the "Restructuring Agreement") and an exchange offer in accordance therewith (the "Exchange Offer"), the Old Notes will be exchanged for $367.96271 principal amount of the Applicant's 8% Senior Subordinated Secured Notes Due 2008 ("New Notes") and 126.82448 shares of the Preferred Stock, per $1,000 of principal amount of Old Note.

    The New Notes issued by Applicant in exchange for the Old Notes will be exempt from registration under Section 3(a)(9) of the Securities Act. The New Notes are a security exchanged by the Applicant with its existing holders of Old Notes exclusively and no commission or other remuneration is being paid or given directly or indirectly for soliciting such exchange.


                              AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

    Certain shareholders of the Applicant may be deemed to be "affiliates" of the Applicant by virtue of their respective percentage of voting securities of the Applicant. See statement of the Applicant under item 5 hereof.

    The list of the Applicant's current subsidiaries is as follows:

      Envirodyne Subsidiary, Inc. (Delaware)
      Envirosonics, Inc. (California)
      Viskase Corporation (Pennsylvania)
      Viskase Holding Corporation (Delaware)
      Viskase Australia Limited (Delaware)
      Viskase Brasil Embalagens Ltda. (Brazil)
      Viskase Europe Limited (United Kingdom)
      Viskase S.A.S. (France)
      Viskase GMBH (Germany)
      Viskase Canada Inc. (Ontario)
      Viskase Holdings Limited (United Kingdom)
      Viskase International Limited (United Kingdom)
      Viskase Limited (United Kingdom)
      Viskase (U.K.) Limited (United Kingdom)
      Viskase S.p.A. (Italy)
      Viskase Polska SP.ZO.O (Poland)
      Viskase Sales Corporation (Delaware)
      Viskase Puerto Rico Corporation (Delaware)
      Viskase Films, Inc. (Delaware)
      WSC Corp. (Delaware)

    All the above subsidiaries are 100% owned by the Applicant or a wholly-owned subsidiary of the Applicant.

    Certain directors or executive officers of the Applicant may be deemed to be "affiliates" of the Applicant by virtue of their positions with the Applicant. See statement of the Applicant under item 4 hereof.

    As a result of the Exchange Offer, the following current holders of Old Notes may be deemed to be "affiliates" of the Applicant by virtue of their respective percentage of voting securities of the Applicant:

         High River Limited Partnership ("High River")
         Debt Strategies Fund, Inc. ("Debt Strategies")
         Northeast Investors Trust ("Northeast")


                          MANAGEMENT AND CONTROL


4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

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    Name                       Title
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   F. Edward Gustafson         Chairman of the Board, President and Chief
                               Executive Officer

   Kimberly K. Duttlinger      Vice President, Secretary and General Counsel

   Gordon S. Donovan           Vice President, Chief Financial Officer and
                               Treasurer

   Robert N. Dangremond        Director

   Gregory R. Page             Director

    The mailing address of all directors and executive officers of the Applicant is:

         c/o Viskase Companies, Inc.
         625 Willowbrook Centre Parkway
         Willowbrook, Illinois  60527

5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

      As of March 30, 2002

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
 Col. A                            Col. B               Col. C                       Col. D
 Name and Complete                 Title of                                          Percentage of Voting
 Mailing Address                   Class Owned          Amount Owned                 Securities Owned
 Pacificor, Inc.                   Common Stock,        5,000,000                    32.64%
 1575 N. Ontare Road               par value $.01
 Santa Barbara, CA 93105           per share

 Steven L. Gevirtz                 Common Stock,        3,495,652 (1)                22.62%
 Katana Fund LLC                   par value $.01
 Katana Capital Advisors LLC       per share
 1859 San Leandro Lane
 Santa Barbara, California 93108

 F. Edward Gustafson               Common Stock,        1,979,610 (2) (3) (4)        12.78%
 625 Willowbrook Centre Parkway    par value $.01
 Willowbrook, Illinois 60527       per share

 Donald P. Kelly                   Common Stock,        1,770,287 (2)                11.56%
 701 Harger Road, Suite 190        par value $.01
 Oak Brook, Illinois 60523         per share

    As a result of the Exchange Offer, none of the holders listed above will own 10 percent or more of the voting securities of the Applicant, but to the Applicant's knowledge, High River, Debt Strategies and Northeast will own approximately 27.7%, 13.8% and 12.5% respectively.

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  (1) Katana Capital Advisors, LLC manages the Katana Fund LLC and therefore is deemed to indirectly own the shares owned by the Katana Fund LLC.

  (2) The ownership indicated includes 70,287 shares owned by DPK, of which Mr. Kelly and Mr. Gustafson are principals and officers. The general partner of DPK is C&G Management Company, Inc., which is owned by Mr. Kelly and Mr. Gustafson. The ownership indicated also includes 1,300,000 shares owned by Volk Enterprises, Inc. ("Volk"). Volk is controlled by Volk Holdings L.P., whose general partner is Wexford Partners I L.P. ("Wexford Partners"). The general partner of Wexford Partners is Wexford Corporation, which is owned by Mr. Kelly and Mr. Gustafson. Mr. Kelly and Mr. Gustafson share voting and investment power over the shares owned by DPK and Volk. However, Mr. Kelly and Mr. Gustafson each disclaim beneficial ownership of shares owned by DPK and Volk except to the extent of their respective pecuniary interest in such entities.

  (3) The ownership indicated includes 170,000 shares subject to stock options owned by Mr. Gustafson. The ownership indicated also includes 70,619 shares owned by Mr. Gustafson's spouse. Mr. Gustafson does not have or share voting or investment power over the shares owned by his spouse and disclaims beneficial ownership of such shares.

  (4) The ownership indicated also includes 218,000 shares acquired by Mr. Gustafson, pursuant to the Viskase Companies, Inc. Parallel Non-Qualified Savings Plan.

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                                  UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing of the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of the filing of the application and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

   (a) Within the last three years, the following persons acted as an underwriter of any securities of the applicant outstanding on the date hereof:

   None.

   (b) Give the name and complete mailing address of each proposed principal underwriter of the securities proposed to be offered.

   None.

   None. Pursuant to the Restructuring Agreement, the Preferred Stock will have registration rights commencing on certain dates after the Consummation Date (as defined in the Restructuring Agreement). No elections to sell such Preferred Stock have been made as of the date hereof, and no underwriters have been selected for any such offerings.

                                     CAPITAL SECURITIES

7.  Capitalization.

   (a) Furnish the following information as to each authorized class of securities of the applicant.

As of July 10, 2002:
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
Col. A                                          Col. B                     Col. C
Title of Class                                  Amount Authorized          Amount Outstanding
-----------------------------------------------------------------------------------
Common Stock, par value $.01 per share          50,000,000 shares          15,316,062 shares
Preferred Stock, par value $.01 per share       25,000,000 shares          0 shares

As of July 10, 2002, there were 871,930 outstanding options to purchase Common Stock of the Applicant, all of which were vested, and 413,398 options available to be granted in the future.

Holders of the Applicant's Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders.

Long Term Debt
Senior Subordinated Secured Notes
                        Amount
Series      Rate        Maturity        Outstanding
10.25%      10.25%      2001            $163,060,000


                                 INDENTURE SECURITIES

8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

    The following analysis represents a summary description only, and is qualified in its entirety by reference to the terms of the indenture for the New Notes (the "Indenture"), a form of which Indenture is attached as an exhibit hereto and incorporated herein by reference. (For purposes of the following summary the indenture securities are referred to as "securities." All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Indenture.)

    Events of Default.  The following will be defaults under the Indenture:
(i) failure to pay interest for 30 days after becoming due; (ii) failure to pay principal when due; (iii) an event of default under the Lease Agreement which results in the termination of the Lease Agreement; (iv) failure for 30 days after notice to observe other covenants and conditions; (v) entry of an order for reorganization or appointment of a trustee or receiver and continuance of such order unstayed for 60 days; (v) the Company's breach under or the judicially determined unenforceability of the Security Agreement (as defined in the Indenture); and (vi) certain adjudications, petitions or consents in bankruptcy, insolvency or reorganization proceedings.

    The Trustee will, within 90 days after the occurrence of a default with respect to any security, give to the securityholders notice of all such defaults known to the Trustee, unless such defaults have been cured before the giving of such notice; provided that, except in a case of a default in the payment of the principal of, or interest on, any of the securities, the Trustee (or any such separate or co-trustee, if any) shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trustee committee of directors and/or Trust Officers of the Trustee (or any such separate or co-trustee, if any) in good faith determine that the withholding of such notice is in the interest of the securityholders.

    Upon the occurrence of a default, the Trustee may, and upon the written request of the holders of at least 25% in aggregate principal amount of the securities then outstanding shall, by written notice mailed or delivered to the Company, declare the principal of all the securities due and payable immediately. After any such declaration, however, the holders of a majority in aggregate principal amount of all securities then outstanding may by written notice to the Company and the Trustee rescind such declaration and annul such default and its consequences.

    The holders of not less than a majority in aggregate principal amount of the outstanding securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that the Trustee, with the Trustee determining that the action so directed may not be lawfully taken or would involve the Trustee in personal liability or be unjustly prejudicial to the non-assenting securityholders, may decline to follow such direction.

    No holder of securities will have any right to pursue any remedy with respect to the Indenture unless (a) such holder shall have provided the Trustee written notice of the occurrence of a default, (b) the holders of at least 25% in aggregate principal amount of the securities outstanding have made a written request to the Trustee to pursue such remedy and offered reasonable indemnity to the Trustee and the Trustee has failed to comply with the request within 60 days within receipt of such request, and (c) the Trustee has not received from the holders of the securities a direction inconsistent with such request pursuant to the immediately preceding paragraph.

    Authentication, Delivery and Application of Proceeds. Upon the execution of the Indenture, or from time to time thereafter, securities may be executed on behalf of the Company by such officer authorized by the Board of Directors of the Company to execute same and delivered to the Trustee for authentication. The aggregate principal amount of securities authorized by the Indenture to be outstanding is $60,000,000.

    The securities to be issued under the Indenture are being issued pursuant to the Restructuring Agreement and Exchange Offer, which provide, among other things, that such securities are being issued in exchange for Old Notes of the Company. Because such securities are being issued pursuant to the Restructuring Agreement and Exchange Offer in exchange for Old Notes, no proceeds will be derived from the issuance of such securities.

    Release and Substitution of Property Subject to the Lien of the Indenture. The Company's obligations under the securities and the Indenture will be secured by a valid and direct mortgage on all the collateral described in and pursuant to the Security Agreement which will be executed by the Company and the Trustee simultaneously with the Indenture.

    The Indenture will provide that the Collateral may be released at any time or from time to time upon the request of the Company (by a resolution of its Board of Directors authorizing the execution thereof) together with the consent from holders of (i) 66 2/3% of the aggregate principal amount of securities then outstanding if the value of the Collateral to be released is in excess of $5,000,000 or (ii) a majority of the aggregate principal amount of securities then outstanding if the value of the Collateral to be released is $5,000,000 or less.

    Satisfaction and Discharge. The Indenture will provide that, if at any time the Company shall pay and discharge or provide for the payment and discharge of the entire indebtedness on all securities at the time outstanding under the Indenture then and in that case the Company may terminate the Indenture and be released from its obligations to comply with any of the covenants contained in the Indenture (other than to pay the Trustee's fees), and the Trustee shall execute and deliver proper instruments acknowledging the satisfaction and discharge of the Indenture.

    Covenants. The Indenture will include the following covenants on the part of the Company: (i) to pay principal and interest on the securities,
(ii) to pay taxes, (iii) to maintain customary insurance, (iv) to maintain its corporate existence, (v) to file with the SEC and the Trustee certain reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, and (vi) other covenants of general applicability.

    Compliance Certificates. The Company will deliver to the Trustee annually an officer's certificate stating that a review of the activities of the Company during such year and of performance under the Indenture has been made under such officer's supervision and, to the best of such officer's knowledge, based on such review, the Company has fulfilled all its obligations under the Indenture and has complied with all conditions and covenants on its part contained therein, or if a default occurred, specifying such default and the nature and status thereof. Every request or application by the Company for action by the Trustee under the Indenture must be accompanied by an officers' certificate stating that all conditions precedent (including any covenants compliance with which constitute a condition precedent), if any, provided for in the Indenture relating to the proposed action have been complied with and an opinion of counsel stating that in the opinion of such counsel, all such conditions precedent have been complied with.

9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

    As noted above, the Applicant will be the only obligor upon the indenture securities.

Contents of application for qualification. This application for qualification comprises

   (a) Pages numbered 1 to 81, consecutively.

   (b) The statement of eligibility of each trustee under the indenture to be qualified:

   Wells Fargo Bank Minnesota, National Association:   Form T-1, executed by
   Wells Fargo Bank Minnesota, National Association.

   (c) The following exhibits in addition to those filed as a part of the statement of eligibility of each trustee:

Exhibit T3A. Certificate of Ownership and Merger of Viskase Companies, Inc. into Envirodyne Industries, Inc., dated September 2, 1998 (filed herewith) and the Amended and Restated Certificate of Incorporation of the Applicant, dated July 29, 1996 (incorporated by reference to Exhibit 3.1 in the Applicant's Form 8-K filed January 19, 1994).

Exhibit T3B. Amended and Restated Bylaws of the Applicant adopted May 14, 1997 (incorporated by reference to Exhibit 3.2 in the Applicant's Form 8-K filed May 16, 1997).

Exhibit T3C.1. Form of Indenture for 8% Senior Subordinated Secured Notes Due 2008 (filed herewith).

Exhibit T3D.  Not applicable.

Exhibit T3E.1.  Offering circular (to be filed by amendment).

Exhibit T3F. Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act (filed herewith).

                                 ------------------------

                                       SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Viskase Companies, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Willowbrook , and State of Illinois on the 15th day of July, 2002.

                  VISKASE COMPANIES, INC.
(SEAL)
                  By ______________________________________________
                  Name:   Gordon S. Donovan
                  Title:  Vice President, Chief Financial Officer and
                          Treasurer





Attest:           By ______________________________________________
                  Name:   Kimberly K. Duttlinger
                  Title:  Vice President, Secretary and General Counsel